Principal Financial Services, Inc. 711 High Street, Des Moines, IA 50392 www.principal.com

July 23, 2019

Mr. Mike Beer
Chief Executive Officer and President
Principal Exchange-Traded Funds
Principal Financial Group
Des Moines, IA 50392

Dear Mr. Beer:

Principal Financial Services, Inc. intends to purchase the following shares (the “Shares”):

Principal Exchange-Traded Funds	Purchase Amount	Shares Purchased
Principal International Multi-Factor Core Index ETF	$25.00	1
Principal US Large-Cap Multi-Factor Core Index ETF	$25.00	1
Principal US Small-MidCap Multi-Factor Core Index ETF	$25.00	1

Each share of the Principal Exchange-Traded Fund has no par value and a price of $25 per share. In connection with such purchases, Principal Financial Services, Inc. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL FINANCIAL SERVICES, INC.

BY	/s/ Clint Woods
Clint Woods
Counsel, Vice President and Assistant Secretary